UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
                                    MM/DD/YY                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Advisors, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1017 Mumma Road, Ste. 302
                                    (No. and Street)

| Lemoyne | PA | 17043-1145 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Curtis Weeks 678-679-8842
                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman and Company, CPA's P. C.
                                    (Name – if individual, state last, first, middle name)

| 3535 Roswell Road, Ste. 32 | Marietta | GA | 30062 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



## OATH OR AFFIRMATION

I, Nicholas Bybel, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Advisors, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

Notary Public

My Commission Expires June 9, 2030

JENNIFER D. DEAN NOTARY PUBLIC SOUTH CAROLINA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# COMMONWEALTH ADVISORS, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED
December 31, 2020
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

# COMMONWEALTH ADVISORS, INC.

## Table of Contents

| | |
|---|---|
| Report of Independent Registered Public Accounting Firm | 1 |
| Financial Statements | |
|     Statement of Financial Condition | 2 |
|     Statement of Operations | 3 |
|     Statement of Changes in Shareholder's Equity | 4 |
|     Statement of Cash Flows | 5 |
| Notes to Financial Statements | 6 |
| Supplementary Schedule I - Computation of Net Capital | 10 |
| Supplemental Schedules II & III - Rule 15c3-3 | 11 |
| Independent Accountant's Report on Exemption | 12 |
| Exemption Report | 13 |

goldman & COMPANY, CPAS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Commonwealth Advisors, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Commonwealth Advisors, Inc as of December 31, 2020, the related statements of operations, changes in shareholder's equity and cash flows for the year ended December 31, 2020 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Commonwealth Advisors, Inc as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Commonwealth Advisors, Inc's management. Our responsibility is to express an opinion on Commonwealth Advisors, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The Schedule's 1- Computation of Net Capital Under SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule 3-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Commonwealth Advisors, Inc's financial statements. The supplemental information is the responsibility of Commonwealth Advisors, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 23, 2021

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

# COMMONWEALTH ADVISORS, INC.

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2020

## ASSETS

| ASSETS: | | |
|---|---|---|
| Cash & Cash Equivalents | $ | 20,161 |
| | | |
| **COMPUTER AND EQUIPMENT** | | |
| Computer and Equipment | $ | 6,995 |
| Less Accumulated Depreciation | $ | (6,995) |
| Computer and Equipment - Net | | 0 |
| | | |
| **OTHER ASSETS** | | |
| Deferred Tax Assets | | 19,306 |
| FINRA Accounts | | 1,075 |
| Total Other Assets | | 20,381 |
| TOTAL ASSETS | $ | 40,542 |

## LIABILITIES AND SHAREHOLDER'S EQUITY

| LIABILITIES | | |
|---|---|---|
| Other Current Liabilities | $ | 105 |
| Total Liabilities | $ | 105 |
| | | |
| **SHAREHOLDER'S EQUITY:** | | |
| Additional paid-in capital | $ | 126,150 |
| Retained Earnings | $ | (85,713) |
| | | |
| TOTAL SHAREHOLDER'S EQUITY | $ | 40,437 |
| | | |
| TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY | $ | 40,542 |

The accompanying notes are an integral part of these financial statements.

# COMMONWEALTH ADVISORS, INC.

### STATEMENT OF OPERATIONS
### FOR THE YEAR ENDED DECEMBER 31, 2020

| | | |
|---|---|---:|
| **REVENUE:** | $ | 230,000 |
| | | |
| **OPERATING EXPENSES:** | | |
| Payroll Expenses | | 200,000 |
| Audit Fees | $ | 7,376 |
| Regulatory fees | | 2,603 |
| Bank Service Charges | | (30) |
| Computer & Internet Expenses | | 11,553 |
| FINOP Fee | | 10,025 |
| Professional Fees - Other | | 3,489 |
| Rent | | 1,675 |
| SIPC | | 345 |
| Miscellaneous | | 25 |
| Depreciation Expense | | 659 |
| | | |
| Total expenses | $ | 237,720 |
| | | |
| Operating Loss | $ | (7,720) |
| Income Tax Benefit | $ | 2,393 |
| **NET LOSS** | | |
| | $ | (5,327) |

The accompanying notes are an integral part of these financial statements.

3

# COMMONWEALTH ADVISORS, INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2020

| | Shares Common Stock | Additional paid-in capital | Retained earnings (Accumulated deficit) | Total |
|---|---|---|---|---|
| Balance December 31, 2019 | 1,000 | $ 114,150 | $ (80,387) | $ 33,763 |
| Capital Contribution | | 12,000 | | 12,000 |
| Net Loss | | | (5,327) | (5,327) |
| Balance, December 31, 2020 | 1,000 | $ 126,150 | $ (85,714) | $ 40,436 |

The accompanying notes are an integral part of these financial statements.

4

# COMMONWEALTH ADVISORS, INC.

## STATEMENT OF CASH FLOWS
### FOR THE YEAR ENDED DECEMBER 31, 2020

| | | |
|---|---|---:|
| **OPERATING ACTIVITIES:** | | |
| Net Loss | $ | (5,327) |
| | | |
| Adjustments to reconcile Net Income to net cash | | |
| provided by operations: | | |
| Deferred Tax Asset | $ | (2,393) |
| Prepaid Asset - FINRA CRD | $ | (297) |
| Depreciation Expense | $ | 659 |
| Accounts Payable | $ | (135) |
| Net cash used in operating activities | $ | (7,493) |
| | | |
| **INVESTING ACTIVITIES:** | | |
| Furniture and Equipment | $ | (159) |
| | | |
| Net Cash used in Investing Activities | $ | (159) |
| | | |
| **FINANCING ACTIVITIES:** | | |
| CA Holding Capital Contribution | $ | 12,000 |
| | | |
| Net cash provideded by financing activities | $ | 12,000 |
| | | |
| **NET CASH INCREASE FOR PERIOD** | $ | 4,348 |
| | | |
| **CASH AND CASH EQUVALENTS AT BEGINNING OF PERIOD** | $ | 15,813 |
| | | |
| **CASH AND CASH EQUVALENTS AT END OF PERIOD** | $ | 20,161 |

The accompanying notes are an integral part of these financial statements.

5

COMMONWEALTH ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

## ORGANIZATION AND NATURE OF BUSINESS

1 Commonwealth Advisors, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA), effective October 10, 2011. The Company is incorporated under the laws of the Commonwealth of Pennsylvania.

The Company is registered to engage in private placement of securities and merger and acquisition advisory services.

## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2 Basis of Accounting
The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Estimates
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Assets lives are five years for computers and equipment. Depreciation Expense for 2020 is $659.

Income Taxes
The Company files income tax returns in with the U.S. Federal jurisdiction and with the Commonwealth of Pennsylvania as a Corporation.

The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### RELATED PARTY TRANSACTION

3      The Company has an expense sharing agreement with an entity under common control (the "Affiliate"). Under the agreement the Company pays the Affiliate for specific office and administrative services provided by the Affiliate. For the year-ended December 31, 2020 there was $1,675 paid to the Affiliate for rent. The term of this agreement is through May 1, 2021. The Company also paid $200,000 to related parties and it is included with payroll expenses included on the Statement of Operations. As of December 31, 2020, the Company had not amount due to the Affiliate or related parties.

### COMMITMENTS AND CONTINGENCIES

4      The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 450) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2020.

The worldwide COVID-19 pandemic and related government-imposed and other measures intended to control the spread of the disease, including restrictions on travel and the conduct of business, such as stay-at-home orders, quarantines, travel bans, border closings, business closures and other similar measures, have had a significant impact on global economic conditions and have negatively impacted certain aspects of our business and results of operations, and may continue to do so in the future. Although certain economic conditions showed signs of improvement toward the end of fiscal 2020. certain of the impacts of the COVID-19 pandemic may continue to affect our results in the future.

### INCOME TAXES + DEFFERED TAX ASSET

5      The current and deferred portions of the income tax expense included in the Statement of Operations as determined in accordance with ASC 740 is as follows:

|  | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ - | $2,393 | $2,393 |

The Deferred Tax Asset is comprised of Net Operating Loss Carry Forward as of December 31, 2020. They expire as follows:

| Expiration year | | Amount |
|---|---|---|
| 2031 | $ | 3,945 |
| 2032 | $ | 48,348 |
| 2033 | $ | 26,645 |
| 2034 | $ | 5,146 |
| 2035 | $ | 2,039 |
| 2037 | $ | 5,313 |
| 2039 | $ | 16,324 |
| 2040 | $ | 7,720 |
|  | $ | 115,480 |

The Net Operating Loss Carry Forward as of December 31, 2020 is $115,480. The Deferred Tax Asset is $35,799. The Company anticipates a vaulation allowance of $16,493 to be applied to the Deferred Tax Asset based on estimated usage before expiration for a net balance of $19,306.

The Company recognizes and measures its unrecognized tax benefits in accordance with Accounting Standards Codification 740 (ASC 740), Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The Company has no uncertain tax positions at year end.

The Company is evaluating new accounting standards and will implement as required.

### CONCENTRATIONS

6      All of the Company's revenue was earned from one customer in 2020.

### NET CAPITAL REQUIREMENTS

7      The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 1500% (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if aggregate indebtedness exceeds 1000% of net capital).

At December 31, 2020, the Company has net allowable capital of $20,056, which is $15,056 in excess of the required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital is 0.52% as of December 31, 2020. Prepaid expenses reflected in the accompanying financial statements are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company's exemption from the reserve requirements of 15c3-3 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(i), in that the Company does not receive or hold customer funds or securities in the course of providing its services.

### ACCOUNTS RECEIVABLE

8      An allowance for doubtful accounts is established against recorded accounts receivable if losses are estimated to have occurred through a provision for bad debt charged to earnings. Losses are charged against the allowance when management believes the uncollectibility of a receivable is probable. Subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful account is evaluated on a regular basis by management, and is based on historical experience and specifically identified questionable receivables. The evaluation is inherently subjective, as it requires estimiates that are susceptible to significant revision as more information becomes available.

## SUBSEQUENT EVENTS

9       The Company evaluated subsequent events through February 23, 2021, the date its financial statements were issued.  The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

SUPPLEMENTARY SCHEDULE I

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2020**

| | | SCHEDULE I |
|---|---|---|
| **TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL** | $ | 40,437 |
| **DEDUCTIONS AND/OR CHARGES:** | | |
| Non-allowable assets: | | |
| Deferred tax asset | $ | (19,306) |
| Other non-allowable assets | $ | (1,075) |
| **TOTAL DEDUCTIONS** | $ | (20,381) |
| **NET CAPITAL** | $ | 20,056 |
| **AGGREGATE INDEBTEDNESS -** | | |
| Accounts payable | $ | 105 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -** | | |
| Minimum net capital required | $ | 5,000 |
| Excess net capital | $ | 15,056 |
| Net Capital in excess of the greater of 10% of AI or 120% of minimum net capital requirement | $ | 14,056 |
| Percentage of aggregate indebtedness to net capital | | 0.52% |

**RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED IN PART II OF THE AMENDED FORM X-17A-5 AS OF DECEMBER 31, 2020)**

There is no significant difference between the net capital in Part IIA of the Amended Form X-17A-5and the Net Capital above.



The accompanying notes are an integral part of these financial statements.

# COMMONWEALTH ADVISORS, INC.

SUPPLEMENTARY SCHEDULES II & III

<u>SUPPLEMENTARY SCHEDULE I</u>
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Security
Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

<u>SUPPLEMENTARY SCHEDULE II</u>
**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Security
Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Commonwealth Advisors, Inc.

We have reviewed management's statements, included in the accompanying Commonwealth Advisors, Inc.'s Annual Exemption Report, in which (1) Commonwealth Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Commonwealth Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) Commonwealth Advisors, Inc. stated that Commonwealth Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Commonwealth Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Commonwealth Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 23, 2021

goldman & COMPANY, CPAS



COMMONWEALTH
ADVISORS INC

1017 Mumma Road, Suite 302
Lemoyne, PA 17043
Office: 717-412-0859
Fax: 717-731-8205

## EXEMPTION REPORT
## YEAR ENDED DECEMBER 31, 2020

Commonwealth Advisors, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(i)

and

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(2)(i) throughout the most recent fiscal year ended December 31, 2020 without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.



Name:
By:       Nicholas Bybel, Jr.
Title:    President & CEO
Date:    January 15, 2021